EXHIBIT 16.1




E    r Ernst & Young LLP   rPhone:  (212) 773-3000
                                                  5 Times Square      www.ey.com
                                                  New York, NY  10036







March 31, 2005




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


Gentlemen:

We have read item 4.01 of Form 8-K/A filed March 31, 2005, of American Express Credit Corporation and are in agreement with the portion of the first sentence of the first paragraph related to the dismissal of Ernst & Young LLP, the second sentence of the first paragraph, and the statements contained in the second, third and fifth paragraphs on page 1 therein. We have no basis to agree or disagree with the fourth paragraph and the other statements of the registrant contained therein.


Very truly yours,

/s/Ernst & Young LLP



















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